Justin L Jackson Attorney At Law Writer direct (405) 552-2240 Fax (405) 228-7440 justin.jackson@mcafeetaft.com

August 26, 2015

VIA EDGAR AND E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.

Washington, D.C.  20549

Attention: Ms. Erin E Martin, Special Counsel

Mr. Christopher Dunham, Staff Attorney

Re: Southwest Bancorp, Inc.

Amendment No. 1 Registration Statement on Form S-4

Filed August 7, 2015

File No. 333-205521

Dear Ms.  Martin:

On behalf of Southwest Bancorp, Inc. (the “Registrant”), we are responding to your comments contained in your letter dated August 17, 2015 with respect to the Registrant’s Amendment No. 1 to registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2015 (File No. 333-205521). We have filed  an Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement contemporaneously with the filing of this response letter,  which Amendment No. 2 reflects the changes made in response to your comments, as described herein.

We note the following in response to your comments:

Incorporation of Certain Documents By Reference, page 79

1. Please revise to incorporate all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your most recent annual report on Form 10-K. Please refer to Item 11(a)(2) of Form S-4.

The Registration Statement, as amended by Amendment No. 2, has been revised to incorporate all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2014, the end of the fiscal year covered by Registrant’s most recent annual report on Form 10-K.

Exhibits 8.1 and 8.2

2. We refer you to the statements in both Exhibits 8.1 and 8.2 that the opinions are “solely” for the benefit of the Company and “may not be used or relied upon by any other party . . . .” Please direct counsel to revise to remove these limitations on investor reliance. Please also have counsel revise these exhibits so that the authors of the opinions consent to the discussion of their opinions in the prospectus as well as being named in the registration statement itself. Please refer Staff Legal Bulletin No. 19, which is available on our website, for guidance.

The tax opinions rendered by McAfee & Taft A Professional Corporation to Registrant and by Hartzog Conger Cason & Neville LLP to First Commercial Bancshares have been revised to:

(a)

remove the limitations on investor reliance by deleting the word “solely” and the phrase “may not be used or relied upon by any other party or for any other purpose without our express prior written consent” from the sentence referred to above; and

(b)

provide that each authoring firm also consents to the references to such firm “in the proxy statement/prospectus under the captions “Proposal to Approve the Reorganization Agreement – Material U. S. Federal Income Tax Consequences of the Merger” and “Legal Matters.”

Revised tax opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 2.

Finally, in response to Mr. Dunham’s telephonic comment on August 7, 2015, we confirm that a new consent on Ernst & Young LLP, independent registered public accounting firm of the Registrant, has been filed as Exhibit 23.1 to Amendment No. 2.

 Please contact me at 405.552.2240 should you need additional information or if there are any questions concerning this response.

Very truly yours,

/s/ Justin L. Jackson

Justin L. Jackson

cc: Mark W. Funke